Form 10-K, Exhibit 13
period 1996-12-31
VIVUS INC
filed 1997-03-28
CIK 881524

                                                                    Exhibit 13.1


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                      Quarters Ended,
                                             ------------------------------------------------------------------
1996                                            March 31          June 30      September 30     December 31
---------------------------------------------------------------------------------------------------------------
Net income (loss)                            $    (6,235)     $    (3,745)     $      2,662     $    (9,209)
Net income (loss) per common
    and equivalent share                     $     (0.45)     $     (0.26)     $       0.15     $     (0.57)
Common stock prices
    High                                     $        31-3/4  $        34       $        42     $        40-3/4
    Low                                      $        23-1/2  $        25-1/4   $        28     $        27-7/8
1995
---------------------------------------------------------------------------------------------------------------
Net loss                                     $    (5,457)     $    (6,413)      $    (4,873)    $    (6,068)
Net loss per common
    and equivalent share                     $     (0.44)     $     (0.47)      $     (0.35)    $     (0.43)
Common stock prices
    High                                     $        19      $        17-1/2   $        24     $        31-1/4
    Low                                      $        13      $        11-1/4   $        14     $        16-3/4


The Company's common stock is traded over-the-counter on The Nasdaq Stock Market under the symbol "VVUS." As of December 31, 1996, there were approximately 368 stockholders of record. The Company has not paid any dividends since its inception and does not intend to pay any dividends in the foreseeable future.

SELECTED FINANCIAL DATA

                                                                 Years Ended December 31,
                                          -----------------------------------------------------------------
                                              1996          1995          1994          1993           1992
-----------------------------------------------------------------------------------------------------------
Revenue                                   $ 20,000      $     --      $     --      $     --      $      --
Operating expenses:
    Research and development                28,279        21,313        13,916         6,814          3,102
    General and administrative              11,733         4,389         2,587         1,499            626
                                          --------      --------      --------      --------      ---------
       Total operating expenses             40,012        25,702        16,503         8,313          3,728
                                          --------      --------      --------      --------      ---------
       Loss from operations                (20,012)      (25,702)      (16,503)       (8,313)        (3,728)
Interest income                              3,485         2,891         1,639           538             63
                                          --------      --------      --------      --------      ---------
       Net loss                           $(16,527)     $(22,811)     $(14,864)     $ (7,775)     $  (3,665)
                                          ========      ========      ========      ========      =========
       Net loss per common and
           equivalent share               $  (1.11)     $  (1.70)     $  (1.27)     $  (0.79)
Shares used in per share calculations       14,917        13,457        11,744         9,828
Financial position at year end:
    Total assets                          $ 96,532      $ 44,049      $ 43,021      $ 24,732      $   5,626
    Accumulated deficit                    (66,154)      (49,627)      (26,816)      (11,952)        (4,177)
    Stockholders' equity                    89,780        41,181        40,307        23,435          5,096
Additional information:
    Working capital                        $60,388      $ 19,878      $ 21,656      $ 16,010      $   5,002
    Capital expenditures                   $ 3,682      $  3,148      $    787      $  1,007      $      81
    Common shares outstanding               16,227        13,476        11,724         2,328          2,215
    Number of employees                         95            38            28            15              5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Since its inception in April 1991, VIVUS, Inc. (the Company) has focused on the design and development of products for the treatment of erectile dysfunction. The Company has devoted substantially all its efforts to research and development conducted on its own and through collaboration with clinical institutions. The Company's primary product, MUSE(R) (alprostadil), has moved from preclinical development to regulatory marketing clearance over the last four years. In November 1996, the Company obtained regulatory marketing clearance by the U.S. Food and Drug Administration (FDA) to manufacture and market MUSE (alprostadil). The Company commenced product shipments to wholesalers in December 1996 and commercially introduced MUSE (alprostadil) in the United States through its direct sales force beginning in January 1997. In addition, the Company submitted applications for approval of MUSE (alprostadil) in the United Kingdom and Sweden in 1996, and in Norway in early 1997. These applications will be subject to rigorous approval processes, and there can be no assurance such approval will be granted in a timely manner, if at all.

To achieve profitability, the Company must successfully manufacture and market MUSE (alprostadil). The Company is subject to a number of risks including its ability to scale-up its manufacturing capabilities and secure adequate supplies of raw materials, its ability to successfully market, distribute and sell its product, its reliance on a single therapeutic approach to erectile dysfunction and intense competition. There can be no assurance that the Company will be able to achieve profitability on a sustained basis. Accordingly, there can be no assurance of the Company's future success.

Spending increased from 1994 through 1996 largely as a result of expanded operational activities related to the Company's Phase II and III clinical trials, preparing the MUSE (alprostadil) New Drug Application (NDA) for the FDA, expansion of its manufacturing capacity and development of its marketing and sales capabilities. Spending levels will continue to increase during 1997 as the Company further expands its commercial manufacturing, marketing and sales capabilities.

In May 1996, the Company completed a marketing agreement with Astra AB (Astra) where Astra will purchase the Company's products for resale in Europe, South America, Central America, Australia and New Zealand. As consideration for execution of the marketing agreement, Astra paid the Company $10 million in June 1996. In September 1996, the Company received a $10 million milestone payment from Astra upon filing an application for marketing authorization for MUSE (alprostadil) in the United Kingdom. The Company will be paid up to an additional $10 million in the event it achieves certain other milestones. In January 1997, the Company signed an international marketing agreement with Janssen Pharmaceutica International (Janssen), a subsidiary of Johnson & Johnson. Janssen will purchase the Company's products for resale in China, multiple Pacific Rim countries (excluding Japan), Canada, Mexico and South Africa. The Company received a $5 million payment as a result of the execution of the agreement and additional payments will be made in the event that certain other milestones are achieved.

The Company began generating revenues from product sales in January 1997. The Company has limited experience in manufacturing and selling MUSE (alprostadil) in commercial quantities. Whether the Company can successfully manage the transition to a large scale commercial enterprise will depend upon successful further development of its manufacturing capability and its distribution network, attainment of foreign regulatory approvals for MUSE (alprostadil) and domestic and foreign approval of other potential products. Failure to make such a transition successfully would have a material adverse effect on the Company's business, financial condition and results of operations.

In April 1994, the Company successfully completed an initial public offering of 2,473,000 shares of common stock, with net proceeds to the Company of $31,578,000. The Company completed a secondary public offering of 1,800,000 shares of common stock in April 1995. Of the total number of shares sold, 1,670,000 shares were sold by the Company and 130,000 shares were sold by a current stockholder. Net proceeds to the Company were $22,483,000. The Company completed a third public offering of 2,000,000 shares of common stock in June 1996. In July 1996, the underwriters for this offering exercised their option to purchase an additional 300,000 shares to cover over-allotments. Net proceeds to the Company were $57,468,000.

This Overview section contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth in the above mentioned paragraphs.

Results of Operations

Years Ended December 31, 1996 and 1995

In May 1996, the Company completed a marketing agreement with Astra AB (Astra) where Astra will purchase the Company's products for resale in Europe, South America, Central America, Australia and New Zealand. In consideration for execution of the marketing agreement, Astra paid the Company $10 million in June 1996. In September 1996, the Company received a $10 million milestone payment from Astra upon filing an application for marketing authorization for MUSE (alprostadil) in the United Kingdom. The Company recorded these receipts as revenue in the consolidated statement of operations during 1996. The Company began generating revenues from product sales in January 1997. No product revenues were recorded in 1996 or 1995.

Research and development expenses in 1996 were $28,279,000 compared with $21,313,000 in 1995, an increase of 33%. This increase resulted primarily from a $5.8 million charge related to the issuance of 200,000 shares of common stock in May 1996 to ALZA Corporation to maintain exclusive rights to certain patents and patent applications beyond 1998. In addition, higher pre-launch manufacturing costs were partially offset by lower clinical and regulatory expenses.

General and administrative expenses in 1996 were $11,733,000 compared with $4,389,000 in 1995, an increase of 167%. This increase resulted primarily from higher product marketing and market research expenses, hiring and training the U.S. sales force, and additional personnel and increased facilities costs to support the growth of the Company's operations.

Interest income in 1996 was $3,485,000 compared with $2,891,000 in 1995, an increase of 21%. The increase resulted from higher average invested cash balances associated with the $57,468,000 in net proceeds received from the stock offering in June 1996.

Years Ended December 31, 1995 and 1994

No revenues were recorded in 1995 or 1994. Research and development expenses in 1995 were $21,313,000 compared with $13,916,000 in 1994, an increase of 53%.
This increase resulted primarily from the increased expenses supporting the Company's Phase III confirmatory clinical studies and ongoing clinical study programs for MUSE (alprostadil), costs associated with the preparation of the NDA for MUSE (alprostadil), expansion of the Company's manufacturing capability and growth in personnel to support the Company's expanding operations. Clinical trial costs consisted largely of payments to clinical investigators. The Company pays its clinical investigators on a per patient basis. In clinical trials through December 31, 1995, the MUSE transurethral system had been used by more than 1,900 men at more than 80 sites in the United States and Europe.

General and administrative expenses in 1995 were $4,389,000 compared with $2,587,000 in 1994, an increase of 70%. This increase resulted primarily from hiring additional personnel to support the growth of the Company's operations, in addition to higher market research, legal and accounting expenses, and expenses associated with being a public company.

Interest income in 1995 was $2,891,000 compared with $1,639,000 in 1994, an increase of 76%. The increase resulted from higher average invested cash balances as well as higher returns on its cash investments in 1995 due to the favorable effects of higher average interest rates.

Liquidity and Capital Resources

Since inception, the Company has financed operations primarily from the sale of preferred and common stock. To date, the Company has raised $147,594,000. Cash, cash equivalents and securities totaled $84,325,000 at the end of 1996 compared with $39,524,000 at the end of 1995. The Company maintains its current excess cash balances in a variety of interest-bearing financial securities such as U.S. government securities, high-grade corporate debt and certificates of deposit. Principal preservation, liquidity and safety are the primary investment objectives. See Note 2 of Notes to Consolidated Financial Statements.

Cash used in operations in 1996 was $10,379,000 compared with $21,539,000 in 1995. The decreased use of cash was primarily due to a lower net loss of $16,527,000, which also included a non-cash charge of $5,821,000 to operations related to the issuance of 200,000 shares of stock to ALZA, in 1996 compared with a net loss of $22,811,000 in 1995.

Product inventories were recorded beginning in the fourth quarter of 1996, consistent with the FDA marketing clearance of MUSE (alprostadil).

Interest and other receivables and prepaid and other current assets at December 31, 1996 were $1,335,000 compared with $637,000 at December 31, 1995, an increase of $698,000. This increase resulted primarily from an increase in interest receivables related to the Company's investment portfolio.

Current liabilities were $6,752,000 at December 31, 1996 compared with $2,868,000 at December 31, 1995, an increase of $3,884,000. This increase was primarily due to an increase in expenditures in 1996.

Capital expenditures in 1996 were $3,682,000 compared with $3,148,000 in 1995, an increase of $534,000. In 1995, the Company constructed and equipped approximately 6,000 square feet of manufacturing and testing space within Paco Pharmaceutical Services, Inc., a contract manufacturing facility owned by The West Company located in Lakewood, New Jersey. Capital expenditures in 1996 consisted primarily of manufacturing, quality control, laboratory and computer equipment. Major capital expenditures over the next two years are expected to include Company-owned manufacturing facilities in the United States and Europe, a new corporate headquarters and research and development laboratory facility in the United States.

In 1995, the Company implemented an international product distribution strategy for its products. Implementation included the transfer of international product manufacturing and marketing rights to VIVUS International Limited, a wholly-owned subsidiary of the Company, in a taxable transaction. The transfer of rights and related allocation of research and development costs resulted in the utilization of $29,467,000 of the net operating loss carryforward.

The Company expects to incur substantial additional costs, including expenses related to building its marketing and sales organization, a second manufacturing plant in the United States and one in Europe, new product preclinical and clinical costs, ongoing research and development activities and general corporate purposes. The Company anticipates that its existing capital resources will be sufficient to support the Company's operations through the commercial introduction of MUSE (alprostadil) in Europe, but may not be sufficient for the introduction of any additional future products. Accordingly, the Company anticipates that it may be required to issue additional equity or debt securities and may use other financing sources including, but not limited to, corporate alliances and lease financings to fund the future development and possible commercial launch of its future products. The sale of additional equity securities would result in additional dilution to the Company's stockholders. The Company's working capital and additional funding requirements will depend upon numerous factors, including: (i) the level of resources that the Company devotes to sales and marketing capabilities; (ii) the level of resources that the Company devotes to expanding manufacturing capacity; (iii) the activities of competitors; (iv) the progress of the Company's research and development programs; (v) the timing and results of preclinical testing and clinical trials; and (vi) technological advances.

This Liquidity and Capital Resources section contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth above in this Liquidity and Capital Resources section and in the Overview section to this Management's Discussion and Analysis of Financial Condition and Results of Operations. The discussion of those factors is incorporated herein by this reference as if said discussion was fully set forth at this point.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)


                                                                                       December 31,
                                                                               -----------------------------
                                                                                   1996             1995
------------------------------------------------------------------------------------------------------------
Assets

Current assets:

    Cash and cash equivalents                                                  $        555     $        973

    Available-for-sale securities                                                    60,710           21,136

    Interest and other receivables                                                      748              449

    Inventories                                                                       4,540               --

    Prepaid expenses and other                                                          587              188
                                                                               ------------     ------------
       Total current assets                                                          67,140           22,746

Property, net                                                                         6,332            3,888

Available-for-sale securities, non-current                                           23,060           17,415
                                                                               ------------     ------------
       Total                                                                   $     96,532     $     44,049
                                                                               ============     ============


Liabilities and Stockholders' Equity

Current liabilities:

    Accounts payable                                                           $      3,324     $        353

    Accrued and other liabilities                                                     3,428            2,515
                                                                               ------------     ------------
       Total current liabilities                                                      6,752            2,868
                                                                               ------------     ------------

Commitments (Notes 7 and 8)

Stockholders' equity:

    Preferred stock; no par value; shares authorized--

       5,000,000; shares outstanding--none                                               --               --

    Common stock; $.001 par value; shares authorized--

       30,000,000; shares outstanding--December 31, 1996,

       16,227,170; December 31, 1995, 13,475,570                                         16               13

    Paid in capital                                                                 156,189           91,472

    Unrealized gain on securities                                                        77              114

    Deferred compensation                                                              (348)            (791)

    Accumulated deficit                                                             (66,154)         (49,627)
                                                                               ------------     ------------
       Total stockholders' equity                                                    89,780           41,181
                                                                               ------------     ------------
       Total                                                                   $     96,532     $     44,049
                                                                               ============     ============


See notes to consolidated financial statements.

CONSOLIDATED STAEMENTS OF OPERATIONS
(In thousands, except per share data)


                                                                     Years Ended December 31,
                                                          ---------------------------------------------
                                                                 1996            1995              1994
-------------------------------------------------------------------------------------------------------
Revenue                                                   $    20,000       $       --       $       --

Operating expenses:

   Research and development                                    28,279           21,313           13,916

   General and administrative                                  11,733            4,389            2,587
                                                          -----------       ----------       ----------
      Total operating expenses                                 40,012           25,702           16,503
                                                          -----------       ----------       ----------
      Loss from operations                                    (20,012)         (25,702)         (16,503)

Interest income                                                 3,485            2,891            1,639
                                                          -----------       ----------       ----------
      Net loss                                            $   (16,527)      $  (22,811)      $  (14,864)
                                                          ===========       ==========       ==========
      Net loss per common and
        equivalent share                                  $     (1.11)      $    (1.70)      $    (1.27)
                                                          ===========       ==========       ==========
Shares used in per share calculation                           14,917           13,457           11,744
                                                          ===========       ==========       ==========



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except per share data)

                                                                Common Stock
                                             Convertible             and         Unrealized
                                           Preferred Stock     Paid-in Capital   Gain (Loss)
                                           ----------------    ---------------      on          Deferred   Accumulated
                                           Shares    Amount    Shares   Amount   Securities   Compensation   Deficit
----------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1993                20,641   $ 34,402    2,328  $   1,968  $      2      $   (984)   $(11,952)
Sale of common stock at $14.00
  per share for cash (net of
  issuance costs of $3,037,000)                                 2,473     31,578
Conversion of preferred stock
  into common                             (20,641)   (34,402)   6,880     34,402
Sale of common stock through
  employee stock purchase plan                                      5         50
Exercise of common stock options
  for cash                                                         38         18
Unrealized loss on securities                                                         (341)
Deferred compensation related to
  stock option grants                                                        682                    (682)
Amortization of deferred compensation                                                                430
Net loss                                                                                                     (14,864)
                                          -------  ---------   ------  ---------  --------      --------    --------
Balances, December 31, 1994                    --         --   11,724     68,698      (339)       (1,236)    (26,816)
Sale of common stock at $14.50
  per share for cash (net of
  issuance costs of $1,732,000)                                 1,670     22,483
Sale of common stock through
  employee stock purchase plan                                     16        172
Exercise of common stock options
  for cash                                                         66        132
Unrealized gain on securities                                                          453
Amortization of deferred compensation                                                                445
Net loss                                                                                                     (22,811)
                                          -------  ---------   ------  ---------  --------      --------    --------
Balances, December 31, 1995                    --         --   13,476     91,485       114          (791)    (49,627)
Issuance of common stock at $29.11
  for patent rights                                               200      5,821
Sale of common stock at $26.75
  per share for cash (net of
  issuance costs of $4,057,000)                                 2,300     57,468
Sale of common stock through
  employee stock purchase plan                                     10        226
Exercise of common stock options
  for cash                                                        241      1,205
Unrealized loss on securities                                                          (37)
Amortization of deferred compensation                                                                443
Net loss                                                                                                     (16,527)
                                          -------  ---------   ------  ---------  --------      --------    --------
Balances, December 31, 1996                    --  $      --   16,227  $ 156,205  $     77      $   (348)   $(66,154)
                                          =======  =========   ======  =========  ========      ========    ========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)



                                                                            Years Ended December 31,
                                                              ----------------------------------------------
                                                                      1996             1995             1994
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net loss                                                  $    (16,527)    $    (22,811)    $    (14,864)
    Adjustments to reconcile net loss to net cash
       used for operating activities:
       Depreciation and amortization                                 1,238              708              265
       Amortization of deferred compensation                           443              445              430
       Issuance of common stock for patent rights                    5,821               --               --
    Changes in assets and liabilities:
       Interest and other receivables                                 (299)             (41)             118
       Inventories                                                  (4,540)              --               --
       Prepaid expenses and other                                     (399)               6              (10)
       Accounts payable                                              2,971             (298)            (302)
       Accrued and other liabilities                                   913              452            1,720
                                                              ------------     ------------     ------------
           Net cash used for operating activities                  (10,379)         (21,539)         (12,643)
                                                              ------------     ------------     ------------

Cash flows from investing activities:
    Property purchases                                              (3,682)          (3,148)            (787)
    Investment purchases                                          (177,074)        (146,338)        (116,811)
    Proceeds from sale/maturity of securities                      131,818          147,202           99,498
    Other                                                               --              (28)               4
                                                              ------------     ------------     ------------
           Net cash used for investing activities                  (48,938)          (2,312)         (18,096)
                                                              ------------     ------------     ------------
Cash flows from financing activities:
    Sale of common stock                                            57,468           22,483           31,578
    Exercise of common stock options                                 1,205              132               18
    Sale of common stock through employee
       stock purchase plan                                             226              172               50
                                                              ------------     ------------     ------------
           Net cash provided by financing activities                58,899           22,787           31,646
                                                              ------------     ------------     ------------
Net increase (decrease) in cash and
    cash equivalents                                                  (418)          (1,064)             907
Cash and cash equivalents:
    Beginning of period                                                973            2,037            1,130
                                                              ------------     ------------     ------------
    End of period                                             $        555     $        973     $      2,037
                                                              ============     ============     ============
Non-cash investing and financing activities:
    Deferred compensation recorded relating to
       stock option grants                                    $         --     $         --     $        682
    Unrealized gain (loss) on securities                               (37)             453             (341)


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


NOTE 1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

VIVUS, Inc. was incorporated in California in 1991 to develop products for the treatment of erectile dysfunction. The Company was reincorporated in Delaware in 1996. The classification of the capital accounts reflects the effect of the reincorporation for all periods presented.

The Company has devoted substantial effort towards product research and development, clinical trials, securing adequate product supply and manufacturing capabilities, and raising capital. As of December 31, 1996, the Company is no longer considered a development stage company. The Company obtained clearance from the U.S. Food and Drug Administration ("FDA") to manufacture and market MUSE (alprostadil) in November 1996 and is currently seeking marketing clearance in other countries. The Company commenced product shipments to wholesalers in December 1996 and commercially introduced MUSE (alprostadil) in the United States through its direct sales force beginning January 1997.

The Company is subject to a number of risks including its ability to scale-up its manufacturing capabilities and secure an adequate supply of raw materials, its ability to successfully market, distribute and sell its product, its reliance on a single therapeutic approach for the treatment of erectile dysfunction, and intense competition. Accordingly, there can be no assurance of the Company's future success.

Revenue Recognition

The Company recognized revenue of $20 million in the year ended December 31, 1996 as a result of achieving certain milestones under its marketing agreement with Astra AB. The amount recognized is not refundable and does not involve any significant future performance obligations.

While there were product shipments in December 1996, the Company has not recognized revenue, nor the associated cost of sales on these shipments because of extended rights-of-return privileges granted to customers during this initial selling period. Assuming return privileges are not exercised, revenue will be recognized during the first quarter of 1997 when the return period has elapsed. For shipments after January 1, 1997, extended rights-of-return will not be offered and revenue will be recognized as shipments are made.

Principles of Consolidation

The consolidated financial statements include VIVUS, Inc., VIVUS International Limited, a wholly-owned subsidiary, and VIVUS UK Limited and VIVUS BV Limited, wholly-owned subsidiaries of VIVUS International Limited. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs. Pending FDA marketing clearance, which was obtained in November 1996, the Company expensed to research and development in 1996 and prior years all raw material purchases prior to October 1, 1996. Certain of these expensed raw material costs (approximately $10 million) will have the benefit of reducing future cost of sales.

Available-for-Sale Securities

The Company accounts for available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities represent debt securities that are stated at fair value. The difference between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value, representing unrealized holding gains or losses, are recorded as a separate component of stockholders' equity until realized. The Company's policy is to record debt securities as available-for-sale because the sale of such securities may be required prior to maturity. Any gains and losses on the sale of debt securities are determined on a specific identification basis.

Property

Property is stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial reporting of income taxes.

License Agreements

The Company has obtained rights to patented technologies related to its initial product under several licensing agreements. These agreements generally require payments during the development period and royalties on product sales. Payments prior to commercial availability of the product have been reported as research and development expense.

Research and Development

Research and development costs are expensed as incurred.

Net Loss Per Common and Equivalent Share

Net loss per common and equivalent share is based on the weighted average number of common and common equivalent shares outstanding during the periods. Common equivalent shares, which represent shares issuable upon the exercise of outstanding stock options, were excluded from the calculation of loss per share because the effect of including such shares in the calculation would be anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. AVAILABLE-FOR-SALE SECURITIES

The fair value and the amortized cost of available-for-sale securities at December 31, 1996 and 1995 are presented in the table that follows. Fair values are based on quoted market prices obtained from an independent broker. For each category of investment securities the table presents gross unrealized holding gains and losses.

As of December 31, 1996:

                                               Amortized       Fair Market     Unrealized       Unrealized
(In thousands)                                   Cost             Value       Holding Gains    Holding Losses
-------------------------------------------------------------------------------------------------------------
U.S. government securities                   $     55,441     $     55,488     $         84     $       (37)
Corporate debt                                     28,252           28,282               32              (2)
                                             ------------     ------------     ------------     -----------
      Total                                  $     83,693     $     83,770     $        116     $       (39)
                                             ============     ============     ============     ===========

As of December 31, 1995:

                                               Amortized       Fair Market      Unrealized       Unrealized
(In thousands)                                   Cost             Value       Holding Gains    Holding Losses
-------------------------------------------------------------------------------------------------------------
U.S. government securities                   $     35,937     $     36,050     $        113     $        --
Corporate debt                                      2,500            2,501                1              --
                                             ------------     ------------     ------------     -----------
         Total                               $     38,437     $     38,551     $        114     $        --
                                             ============     ============     ============     ===========

The contractual maturities of these securities as of December 31, 1996 are as follows:

                                                                                 Amortized       Fair Market
(In thousands)                                                                     Cost             Value
-------------------------------------------------------------------------------------------------------------
Less than 1 year                                                               $     60,650     $     60,710
From 1 to 2 years                                                                    13,684           13,673
From 2 to 3 years                                                                     9,359            9,387
                                                                               ------------     ------------
      Total                                                                    $     83,693     $     83,770
                                                                               ============     ============

NOTE 3. INVENTORIES

Inventories as of December 31 consist of:

(In thousands)                                                                         1996             1995
-------------------------------------------------------------------------------------------------------------
Raw materials                                                                  $      1,893     $         --
Work in process                                                                         344               --
Finished goods                                                                        2,303               --
                                                                               ------------     ------------
      Inventories, net                                                         $      4,540     $         --
                                                                               ============     ============

NOTE 4. PROPERTY

Property as of December 31 consists of:

(In thousands)                                                                         1996             1995
-------------------------------------------------------------------------------------------------------------
Machinery and equipment                                                        $      4,763     $      3,578
Computers and software                                                                1,859              872
Furniture and fixtures                                                                  535              404
Construction in progress                                                              1,554              175
                                                                               ------------     ------------
                                                                                      8,711            5,029
Accumulated depreciation and amortization                                            (2,379)          (1,141)
                                                                               ------------     ------------
      Property, net                                                            $      6,332     $      3,888
                                                                               ============     ============

NOTE 5. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities as of December 31 consist of:

(In thousands)                                                                         1996             1995
------------------------------------------------------------------------------------------------------------
Clinical trial expenses                                                        $        347     $        906
Manufacturing expenses                                                                1,086              496
Marketing expenses                                                                      711               76
Employee benefits                                                                       392              182
Other                                                                                   892              855
                                                                               ------------     ------------
      Accrued and other liabilities                                            $      3,428     $      2,515
                                                                               ============     ============

NOTE 6. STOCKHOLDERS' EQUITY

In April 1994, the Company completed an initial public offering of 2,473,000 shares of common stock. Net proceeds to the Company were $31,578,000. The Company effected a one-for-three common stock split and a corresponding change in the preferred stock conversion ratios in connection with the initial public offering. Additionally, all preferred stock was converted to common stock. All common stock data in the accompanying consolidated financial statements for all years presented have been retroactively adjusted to reflect the stock split.

The Company completed a secondary stock offering of 1,800,000 shares of common stock in April 1995. Of the total number of shares sold, 1,670,000 shares were sold by the Company and 130,000 shares were sold by a current stockholder. Net proceeds to the Company were $22,483,000.

The Company completed a third stock offering of 2,000,000 shares of common stock in June 1996. In July 1996, the underwriters for this offering exercised their option to purchase an additional 300,000 shares to cover over-allotments. Net proceeds to the Company were $57,468,000.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of undesignated preferred stock. Such shares of preferred stock may be issued by the Company in the future, without stockholder approval, upon such terms as the Company's Board of Directors may determine.

Stock Warrants

In connection with the issuance of convertible preferred stock in 1993, the Company issued warrants currently exercisable for up to 264,000 shares of common stock at an exercise price of $8.63 per share. The warrants expire in 1999.

Stock Purchase and Option Plans

Under the 1991 Incentive Stock Plan (the Plan), the Company may grant incentive or nonstatutory stock options or stock purchase rights (SPRs). Up to 3,100,000 shares of common stock have been authorized for issuance under the Plan. The Plan allows the Company to grant incentive stock options (ISOs) and nonstatutory stock options (NSOs) to key employees, directors and consultants at not less than the fair market value (for an ISO) of the stock at the date of grant (110% of fair market value for individuals who control more than 10% of the Company stock; otherwise, not less than 85% of fair market value for an
NSO), as determined by the Board of Directors. Under the Plan, 25% of the options generally become exercisable after one year and 2.0833% per month thereafter. The term of the option is determined by the Board of Directors on the date of grant but shall not be longer than ten years. The Plan allows the Company to grant SPRs to key employees and consultants at not less than 85% of the fair market value of the stock at the date of grant, as determined by the Board of Directors. Sales of stock under SPRs are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. The Company has a right to repurchase the shares at the original sale price, which expires at a rate to be determined by the Board of Directors. As of December 31, 1996, no SPRs have been granted under the Plan.

In February 1994, the Board of Directors authorized the adoption of the 1994 Director Stock Option Plan (the Director Option Plan). Under the Director Option Plan, the Company reserved 100,000 shares of common stock for issuance to nonemployee directors of the Company pursuant to nonstatutory stock options issued at the fair market value of the Company's common stock at the date of grant. Under the Director Option Plan, nonemployee directors will receive an option to purchase 12,500 shares of common stock when they join the Board of Directors. These options vest 25% after one year and 25% annually thereafter. Thereafter, each director shall receive an option to purchase 2,500 shares of the Company's common stock annually upon their reelection. These options are fully exercisable ratably over eight months.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: risk-free rates ranging from 5-7% and corresponding to government securities with original maturities similar to the vesting periods; expected dividend yield of 0%; expected lives of .64 years beyond vest dates; and expected volatility of 55%.

Details of option activity under these plans are as follows:

                                                                                   Exercise Prices
                                                                          -------------------------------------
                                                                Number                            Weighted
                                                               of Shares         Range             Average
---------------------------------------------------------------------------------------------------------------
Outstanding, December 31, 1994                                1,092,384   $    .18 -  $  15.75    $        5.79
Granted                                                         627,025      11.25 -     27.00            16.24
Exercised                                                       (66,385)       .18 -      7.50             2.00
Canceled                                                        (20,708)       .48 -     14.50            13.45
                                                              ---------
Outstanding, December 31, 1995                                1,632,316        .18 -     27.00             9.86
Granted                                                         722,373      28.25 -     39.94            32.80
Exercised                                                      (242,898)       .18 -     19.75             4.95
Canceled                                                        (12,866)       .48 -     23.75            20.49
                                                              ---------
Outstanding, December 31, 1996                                2,098,925   $    .18 -  $  39.94    $       18.26
                                                              =========

        Options Outstanding                                        Options Exercisable
-------------------------------------         -------------------------------------------------------------------------
                           Number                                                        Number
                       Outstanding at         Weighted-Average                         Exercisable
    Range of            December 31,              Remaining         Weighted-Average   December 31,    Weighted-Average
Exercise Prices             1996              Contractual life       Exercise Price       1996          Exercise Price
                       --------------         -------------------------------------------------------------------------
$ 0.18 to $ 7.50           523,117                 6.60 years         $     2.85         402,349          $   2.51
$11.25 to $13.50           525,535                 8.15 years              13.12         241,987             13.16
$14.00 to $30.00           574,275                 8.80 years              23.67         136,870             18.30
$30.25 to $36.50           422,999                 4.85 years              33.87               0                 0
$38.00 to $39.94            52,999                 9.41 years              38.09               0                 0
                         ---------                                                     ---------
$ 0.18 to $39.94         2,098,925                 7.31 years         $    18.26         781,206          $   8.58
                         =========                                                     =========

At December 31, 1996, 737,109 shares remain authorized and unissued and options to purchase 781,206 shares were exercisable under these plans. The weighted average of fair values of options granted during the year under these plans was $13.49.

During 1993, options to purchase 589,875 shares of common stock were granted at exercise prices ranging from $.48 to $3.00. Deferred compensation of $1,093,000 was recorded in 1993. In January and February 1994, options to purchase 189,166 shares of common stock were granted at exercise prices ranging from $6.00 to $7.50. Deferred compensation of $682,000 was recorded in the first quarter of 1994.

The Company accounts for these plans under APB Opinion No. 25. Except for deferred compensation discussed in the preceding paragraph, no compensation cost has been recognized because the exercise price equals the market value of stock on the date of grant. Options under these plans vest over four years, and all options expire after ten years.

Had compensation cost for these plans been determined consistent with FASB Statement No. 123 (FASB 123), "Accounting for Stock-based Compensation", the Company's net loss and net loss per common and equivalent share would have reflected the following pro forma amounts:

                                                                                       1996             1995
------------------------------------------------------------------------------------------------------------
Net loss (in thousands)

      As reported                                                              $   (16,527)      $  (22,811)

      Pro forma                                                                $   (20,039)      $  (23,941)

Net loss per common and equivalent share

      As reported                                                              $     (1.11)      $    (1.70)

      Pro forma                                                                $     (1.34)      $    (1.78)

Because the FASB 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

In June 1994, the Company implemented an employee stock purchase plan under which eligible employees may authorize payroll deductions of up to 10% of their base compensation (as defined) to purchase common stock at a price equal to 85% of the lower of the fair market value as of the beginning or the end of the offering period. A total of 200,000 shares were reserved for issuance under the employee stock purchase plan. As of December 31, 1996, 30,525 shares have been issued to employees. During 1996, the weighted average fair market value of shares issued under the employee stock purchase plan was $31.69 per share.

NOTE 7. LICENSE AGREEMENTS

The Company has entered into several agreements to license patented technologies that are essential to the development and production of the Company's product. In connection with these agreements, upon meeting certain milestones (as defined) and contingent on the issuance of patents in certain countries, the Company is obligated to (1) pay license fees of $2,575,000 (of which $1,750,000 has been paid); (2) issue 448,246 shares of the Company's common stock (all of which has been issued); and (3) pay royalties on product sales covered by the license agreements (4% of U.S. and Canadian product sales and 3% of sales elsewhere in the world). In 1996, the Company issued an additional 200,000 shares of common stock to maintain exclusive rights to certain patents and patent applications beyond 1998. In connection with this issuance, the Company recorded a charge of $5,821,000 to the consolidated statements of operations.

NOTE 8. LEASE COMMITMENTS

The Company leases its principal administrative facility under a noncancelable operating lease expiring December 1997. The Company also leases additional office space and a development facility under noncancelable operating leases expiring September 1999.

Subsequent to year end, the Company executed a five year lease for two buildings totalling 90,000 square feet that will be built out to support expansion of the Company's manufacturing capabilities. Additionally, the Company signed a fifteen year noncancelable lease (expected to commence in December 1997) for its new principal administrative and research and development laboratory facility. Under the terms of this lease, the Company is required to post a $2 million letter of credit to secure tenant improvements and a $1.75 million letter of credit to secure ongoing performance under the lease.

Future minimum lease payments under operating leases for the years ended December 31, 1997, 1998 and 1999, including the leases entered into subsequent to year end described above, are $1,067,000, $1,675,000 and $1,671,000, respectively.

Rent expense under operating leases totaled $560,000, $342,000, and $206,000 for years ended December 31, 1996, 1995, and 1994, respectively.

NOTE 9. INCOME TAXES

Deferred income taxes result from differences in the recognition of expenses for tax and financial reporting purposes, as well as operating loss and tax credit carryforwards. Significant components of the Company's deferred income tax assets as of December 31 are as follows:

(In thousands)                                                                         1996             1995
------------------------------------------------------------------------------------------------------------
Deferred tax assets:
      Net operating loss carryforwards                                         $      7,870     $      4,834
      Research and development credit carryforwards                                   2,715            2,292
      Capitalized research and development expenses                                   3,695            2,642
      Inventory reserve                                                               4,237               --
      Amortization                                                                       --              329
      Accruals and other                                                                709              247
      Notes receivable from subsidiaries                                                 --           (1,700)
      Deferred gain                                                                  (1,760)              --
      Depreciation                                                                      487               91
                                                                               ------------     ------------
                                                                                     17,953            8,735
Valuation allowance                                                                 (17,953)          (8,735)
                                                                               ------------     ------------
      Total                                                                    $         --     $         --
                                                                               ============     ============

For federal and state income tax reporting purposes, net operating loss carryforwards of approximately $22,231,000 and $956,000 are available to reduce future taxable income, if any. These carryforwards begin to expire in 2007. Additionally, at December 31, 1996, the Company has research and development credit carryforwards available to reduce future federal and state income taxes through 2011 of approximately $1,537,000 and $1,178,000, respectively. In 1995, the Company implemented an international product distribution strategy for its products. Implementation included the transfer of international product manufacturing and marketing rights to VIVUS International Limited in a taxable transaction. The transfer of rights and related allocation of research and development costs resulted in the current utilization of $29,467,000 of the net operating loss carryforward. Should significant changes in the Company's ownership occur, the annual amount of tax loss and credit carryforwards available for future use would be limited.

NOTE 10. SUBSEQUENT EVENT

In January 1997, the Company signed an international marketing agreement with Janssen Pharmaceutica International (Janssen), a subsidiary of Johnson & Johnson. Janssen will purchase the Company's products for resale in China, multiple Pacific Rim countries (excluding Japan), Canada, Mexico and South Africa. The Company received a $5,000,000 payment as a result of the execution of the agreement and additional payments will be made in the event that certain milestones are achieved.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF VIVUS, INC.:

We have audited the accompanying consolidated balance sheets of VIVUS, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VIVUS, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Arthur Andersen LLP

San Jose, California

January 27, 1997