Form 10-K, Exhibit 13
period 1997-12-31
VIVUS INC
filed 1998-03-31
CIK 881524

                              FINANCIAL STATEMENTS


SELECTED FINANCIAL DATA                                1

MANAGEMENT'S DISCUSSION AND ANALYSIS                   2

CONSOLIDATED BALANCE SHEETS                            6

CONSOLIDATED STATEMENTS OF OPERATIONS                  7

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY        8

CONSOLIDATED STATEMENTS OF CASH FLOWS                  9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS            10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS              17

                            SELECTED FINANCIAL DATA
                IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE DATA


        Selected Quarterly Financial Data (unaudited)

                                                                                Quarter Ended
                                                         -------------------------------------------------------------
1997                                                      March 31         June 30        September 30      December 31
                                                         ----------       ----------       ----------       ----------
Net income                                               $    9,554       $    9,958       $   11,259       $    5,846
Net income per diluted common and equivalent share       $     0.27       $     0.28       $     0.31       $     0.17
Common stock prices
  High                                                   $    39.06       $    25.88       $    38.13       $    40.56
  Low                                                    $    18.75       $    15.31       $    22.81       $     9.94

1996

Net income (loss)                                        $   (6,235)      $   (3,745)      $    2,662       $   (9,209)
Net income (loss) per diluted common and
  equivalent share                                       $    (0.23)      $    (0.14)      $     0.07       $    (0.28)
Common stock prices
  High                                                   $    15.63       $    16.38       $    20.38       $    19.00
  Low                                                    $    11.88       $    13.00       $    14.44       $    14.50


The Company's common stock is traded over-the-counter on The Nasdaq Stock Market under the symbol "VVUS." As of December 31, 1997, there were approximately 608 shareholders of record. The Company has not paid any dividends since its inception and does not intend to pay any dividends in the foreseeable future.

Selected Financial Data


                                                                     Year Ended December 31,
                                           -----------------------------------------------------------------------------
                                             1997              1996            1995             1994              1993
                                           ---------        ---------        ---------        ---------        ---------
Product revenue                            $ 129,337        $      --        $      --        $      --        $      --
Milestone revenue                              9,000           20,000               --               --               --
  Total                                    $ 138,337        $  20,000        $      --        $      --        $      --
Income (loss) before taxes                 $  39,801        $ (16,527)       $ (22,811)       $ (14,864)       $  (7,775)
Net income (loss)                          $  36,617        $ (16,527)       $ (22,811)       $ (14,864)       $  (7,775)
Net income (loss) per diluted share        $    1.03        $   (0.55)       $   (0.85)       $   (0.63)       $   (0.40)
Shares used in per share computation          35,559           29,833           26,914           23,488           19,656
Financial position at year end:
  Total assets                             $ 150,669        $  96,532        $  44,049        $  43,021        $  24,732
  Accumulated deficit                      $ (29,537)       $ (66,154)       $ (49,627)       $ (26,816)       $ (11,952)
  Stockholders' equity                     $ 123,930        $  89,780        $  41,181        $  40,307        $  23,435
Additional information:
  Working capital                          $  54,888        $  60,388        $  19,878        $  21,656        $  16,010
  Capital expenditures                     $  32,268        $   3,682        $   3,148        $     787        $   1,007
  Common shares outstanding                   33,168           32,454           26,952           23,448            4,656
  Number of employees                            215               95               38               28               15


See notes to consolidated financial statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
VIVUS, Inc. (the Company) was incorporated in 1991 to develop products for the treatment of erectile dysfunction. In November 1996, the Company obtained regulatory marketing clearance by the U.S. Food and Drug Administration (FDA) to manufacture and market its first product, MUSE((R)) (alprostadil), in the United States. The Company commenced product shipments to wholesalers in December 1996 and commercially introduced MUSE (alprostadil) in the United States through its direct sales force beginning in January 1997. Furthermore, the Company received FDA clearance in December 1996 for ACTIS((R)), an adjustable elastomeric venous flow control device designed for those patients who suffer from venoocclusive dysfunction (commonly referred to as venous leak syndrome). The Company commenced commercial sales of ACTIS in the United States in July 1997.
   The Company has entered into international marketing agreements with Astra AB ("Astra") and Janssen Pharmaceutica International ("Janssen") under which Astra and Janssen will purchase MUSE (alprostadil) for resale in various international markets. In November 1997, the Company obtained regulatory marketing clearance by the Medicines Control Agency (MCA) to market MUSE (alprostadil) in the United Kingdom. The Company began selling MUSE (alprostadil) to Astra in the fourth quarter of 1997. Astra began selling MUSE (alprostadil) in the United Kingdom in February 1998. In addition, applications for regulatory approval to market MUSE (alprostadil) have been submitted in several other countries. These applications will be subject to rigorous approval processes, and there can be no assurance such approvals will be granted in a timely manner, if at all.
   The Company is subject to a number of risks including its ability to scale-up its manufacturing capabilities and secure an adequate supply of raw materials, its ability to successfully market, distribute and sell its products, its reliance on a single therapeutic approach for the treatment of erectile dysfunction, and intense competition. There can be no assurance that the Company will be able to achieve profitability on a sustained basis. Accordingly, there can be no assurance of the Company's future success.
   The Company has limited experience in manufacturing and selling MUSE (alprostadil) in commercial quantities. Since the commercial launch of MUSE (alprostadil) in January 1997, the Company has experienced product shortages due to higher than expected demand and difficulties encountered in scaling up production of MUSE (alprostadil). The Company leased 90,000 square feet of space in New Jersey in which it has constructed additional manufacturing and testing facilities. The Company has filed for regulatory approvals of the facility with both the FDA and MCA. In March 1998, the MCA authorized the Company to begin commercial production and shipment of MUSE (alprostadil) from its new facility. In addition, the Company has negotiated a long-term lease for a site in Ireland for construction of a European manufacturing operation. Until the Company receives the required approvals for its new New Jersey facility, domestic and certain international markets will need to be supplied from its current facility within the Paco Pharmaceutical Services, Inc. ("Paco") facility. There can be no assurance such approvals will be granted in a timely manner, if at all. If international sales increase as anticipated, product available for the domestic market may be reduced and gross margins will be adversely impacted. If the Company encounters further difficulties with its current manufacturing facility or delays in regulatory approvals of its new manufacturing facility, capacity constraints could continue for an extended period of time, which would have a material adverse effect on the Company's business, financial condition and results of operations.
   Because of the production capacity constraints, the Company did not initiate significant MUSE advertising programs in 1997 and experienced declining demand for MUSE (alprostadil) in late 1997. In anticipation of receiving regulatory approvals of its new manufacturing facility and because of available inventories at the wholesale level, the Company launched its first domestic direct-to-consumer advertising campaign in January 1998. This campaign includes major television, newspaper and magazine placements. In February 1998, the FDA notified the Company that it objected to, among other things, the prominence and balance of side effect

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

information relative to efficacy information in certain written materials and the Company's television advertisements. The Company has ceased running its television advertisements and requested a meeting with the FDA to discuss necessary changes to the Company's television advertisements. There can be no assurance that the Company's domestic sales and marketing efforts will be successful at increasing the demand for MUSE (alprostadil). In addition, there can be no assurance that the Company's capacity constraints will not prevent the Company from supplying any increased demand.

Results of Operations
YEARS ENDED DECEMBER 31, 1997 AND 1996
Product revenue of $129,337,000 and cost of goods sold of $38,288,000 were recorded in 1997 compared with none in 1996. Product revenue and related cost of sales in 1997 were primarily the result of the commercial launch of MUSE (alprostadil) in the United States. Product gross margin for 1997 was 70% which includes the effect of reduced cost of sales related to expensed materials of $4.7 million. International sales commenced in the fourth quarter of 1997. Because of revenue sharing arrangements with the Company's international partners, international sales result in lower gross margin as compared to domestic sales. International revenue in 1998 is expected to compose a greater proportion of total revenue which will have the effect of lowering gross margins. This impact may be offset by production efficiencies at the new manufacturing facility.
   Milestone revenue of $9,000,000 was recorded in 1997 compared with $20,000,000 in 1996, a decrease of 55%. In 1997, milestone revenue was recorded as a result of signing the international marketing agreement with Janssen ($5 million) in January 1997, expanding the Janssen agreement ($2 million) in October 1997, and an Astra milestone payment associated with clearance from the MCA to market MUSE (alprostadil) in the United Kingdom ($2 million) in November 1997. In 1996, milestone revenue was recorded as the result of signing the international marketing agreement with Astra ($10 million), and upon filing the application for marketing authorization in the United Kingdom ($10 million).
   Research and development expenses in 1997 were $12,123,000 compared with $28,279,000 in 1996, a decrease of 57%. This decrease resulted primarily from 1996 having higher pre-launch manufacturing costs, higher expenses associated with the preparation and filing of the Company's new drug application for MUSE (alprostadil) and a $5.8 million charge related to the issuance of 400,000 shares of common stock to ALZA Corporation to maintain exclusive rights to certain patents and patent applications beyond 1998.
   Selling, general and administrative expenses in 1997 were $47,931,000 compared with $11,733,000 in 1996, an increase of 309%. This increase resulted primarily from the addition of a direct sales force, higher product marketing expenses and costs associated with adding personnel to support the growth of the Company's operations and commercial launch of MUSE (alprostadil). The Company currently employs approximately 75 sales representatives who call upon urologists and other specialists. Effective February 1998, the Company entered into a Sales Force Services Agreement with Innovex Inc. ("Innovex"). Pursuant to this agreement, Innovex will provide approximately 200 additional contract sales representatives, the substantial majority of whom will be calling upon primary care physicians. Due to this sales force expansion, as well as the Company's direct-to-consumer advertising campaign and addition of personnel to support the Company's operations, selling, general and administrative expenses are expected to increase significantly in 1998.
   During the fourth quarter of 1997, the Company recorded the settlement of a lawsuit with a former consultant. Payment of the $5.1 million settlement was made on January 5, 1998.
   Interest income in 1997 was $4,856,000 compared with $3,485,000 in 1996, an increase of 39%. The increase resulted from higher average invested cash balances primarily due to higher cash flows from operating activities which were partially offset by property and equipment purchases.
   The provision for income taxes in 1997 was $3,184,000 compared with none for 1996. The increase is the result of having pre-tax income primarily due to

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

product revenue in 1997 as compared to a net loss in 1996. The effective tax rate computation for 1997 includes the effect of operating losses carried forward from prior years which have been fully utilized in 1997. Therefore, the Company expects that its effective tax rate will increase in future periods.

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

   Research and development expenses in 1996 were $28,279,000 compared with $21,313,000 in 1995, an increase of 33%. This increase resulted primarily from a $5.8 million charge related to the issuance of 400,000 shares of common stock in May 1996 to ALZA Corporation to maintain exclusive rights to certain patents and patent applications beyond 1998. In addition, higher pre-launch manufacturing costs were partially offset by lower clinical and regulatory expenses.

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

   Liquidity and Capital Resources In 1997, the Company achieved a positive cash flow from operations for the first year since inception. In prior years, the Company had financed operations primarily from the sale of common stock. The Company has raised $152,334,000 to date through the sale of stock. Cash and available-for-sale securities totaled $91,696,000 at the end of 1997 compared with $84,325,000 at the end of 1996. The Company maintains its current excess cash balances in a variety of interest-bearing financial securities such as U.S. government securities, high-grade corporate debt and certificates of deposit. Principal preservation, liquidity and safety are the primary investment objectives.

   Cash provided by operations in 1997 was $42,594,000 compared with cash used of $10,379,000 in 1996. The increase for 1997 is primarily due to net income of $36,617,000.

   Accounts receivable at December 31, 1997 were $11,791,000 compared with none at the end of 1996. This increase is entirely the result of product sales in 1997.

   Inventories were $9,084,000 at December 31,1997 as compared to $4,540,000 at December 31, 1996. The increase resulted primarily from increased purchases of raw materials and a lower inventory reserve at the end of 1997.

   Current liabilities were $26,739,000 at December 31, 1997 compared with $6,752,000 at December 31, 1996, an increase of $19,987,000. This increase was primarily due to increased sales and marketing expenses, the settlement of a lawsuit and other increases associated with the growth in operations of the Company.

   Capital expenditures in 1997 were $32,268,000 compared with $3,682,000 in 1996, an increase of $28,586,000. Capital expenditures were higher in 1997 primarily due to construction of the Company's new manufacturing facility in Lakewood, New Jersey, the purchase of additional manufacturing equipment for use

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

at the Company's dedicated manufacturing operation within the Paco facility, also in Lakewood, New Jersey, and the completion of the Company's new corporate headquarters and research and development laboratory facility located in Mountain View, California. Capital expenditures over the next two years are likely to increase as they are expected to include additional expenditures associated with the manufacturing facilities in New Jersey and a new manufacturing facility in Europe.

   The Company repurchased 336,700 shares of its common stock at a cost of $7,716,000 in 1997 compared with none in 1996. The Company repurchased an additional 1,663,300 shares of its common stock in January and February 1998 at a cost of $23,584,000.

   The Company expects to incur substantial additional costs, including expenses related to its manufacturing facilities in New Jersey and a new manufacturing facility in Europe, expenses related to marketing and sales of MUSE (alprostadil), including expenses associated with expanding its sales force by approximately 200 sales representatives and a direct-to-consumer marketing campaign, new product preclinical and clinical costs, ongoing research and development activities and general corporate purposes. The Company anticipates that its existing capital resources will be sufficient to support the Company's operations through the commercial introduction of MUSE (alprostadil) internationally, but may not be sufficient for the introduction of any additional future products. Accordingly, the Company anticipates that it may be required to issue additional equity or debt securities and may use other financing sources including, but not limited to, corporate alliances and lease financing to fund the future development and possible commercial launch of its future products. The sale of additional equity securities would result in additional dilution to the Company's stockholders. The Company's working capital and additional funding requirements will depend upon numerous factors, including: (i) the level of resources that the Company devotes to sales and marketing capabilities; (ii) the level of resources that the Company devotes to expanding manufacturing capacity; (iii) the activities of competitors; (iv) the progress of the Company's research and development programs; (v) the timing and results of preclinical testing and clinical trials; (vi) technological advances; and (vii) continued profitability.

Management's discussion and analysis of financial condition and results of operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the factors set forth above. The discussion of those factors is incorporated herein by this reference as if said discussion was fully set forth at this point.

                          CONSOLIDATED BALANCE SHEETS
                                  IN THOUSANDS


                                                                                            December 31,
                                                                                    --------------------------
                                                                                      1997             1996
                                                                                    ---------        ---------
Assets
Current assets:
  Cash                                                                              $   6,161        $     555
  Available-for-sale securities                                                        52,955           60,710
  Accounts receivable (net of allowance for doubtful accounts of $137 at
   December 31, 1997)                                                                  11,791               --
  Inventories                                                                          9,084            4,540
  Prepaid expenses and other assets                                                     1,636            1,335
     Total current assets                                                              81,627           67,140
Property and equipment                                                                36,462            6,332
Available-for-sale securities, non-current                                             32,580           23,060
     Total                                                                          $ 150,669        $  96,532

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                                  $   6,574        $   3,324
  Accrued and other liabilities                                                        20,165            3,428
     Total current liabilities                                                         26,739            6,752
                                                                                    ---------        ---------
Commitments (Notes 8 and 9)

Stockholders' equity:
  Common stock; $.001 par value; shares authorized -- 200,000 at December 31,
   1997 and 1996; shares outstanding -- December 31, 1997, 33,168
   December 31, 1996, 32,454                                                               33               32
  Paid in capital                                                                     153,336          156,173
  Unrealized gain on securities                                                            98               77
  Deferred compensation                                                                    --             (348)
  Accumulated deficit                                                                 (29,537)         (66,154)
     Total stockholders' equity                                                       123,930           89,780
     Total                                                                          $ 150,669        $  96,532
                                                                                    ---------        ---------


See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       IN THOUSANDS, EXCEPT PER SHARE DATA


                                                   Year Ended December 31,
                                            ---------------------------------------
                                              1997           1996            1995
                                            --------       --------        --------
Revenue:
  Product                                   $129,337       $     --        $     --
  Milestone                                    9,000         20,000              --
   Total revenue                             138,337         20,000              --
Cost of goods sold                            38,288             --              --
Gross margin                                 100,049         20,000              --
Operating expenses:
  Research and development                    12,123         28,279          21,313
  Selling, general and administrative         47,931         11,733           4,389
  Settlement of lawsuit                        5,050             --              --
   Total operating expenses                   65,104         40,012          25,702
Income (loss) from operations                 34,945        (20,012)        (25,702)
Interest and other income                      4,856          3,485           2,891
   Income (loss) before taxes                 39,801        (16,527)        (22,811)
Provision for income taxes                     3,184             --              --
   Net income (loss)                        $ 36,617       $(16,527)       $(22,811)
                                            --------       --------        --------
Net income (loss) per share:
   Basic                                    $   1.11       $  (0.55)       $  (0.85)
   Diluted                                  $   1.03       $  (0.55)       $  (0.85)
Shares used in per share computation:
   Basic                                      32,996         29,833          26,914
   Diluted                                    35,559         29,833          26,914


See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       IN THOUSANDS, EXCEPT PER SHARE DATA


                                                       Common Stock and
                                                        Paid In Capital            Unrealized
                                                      --------------------         Gain (Loss)      Deferred         Accumulated
                                                      Shares        Amount        on Securities   Compensation         Deficit
                                                      ------        ------             -----        -------            --------
BALANCES, December 31, 1994                           23,448      $ 68,698             $(339)       $(1,236)           $(26,816)
Sale of common stock at $7.25 per
  share for cash (net of issuance costs
  of $1,732)                                           3,340        22,483
Sale of common stock through employee
  stock purchase plan                                     31           172
Exercise of common stock options for cash                133           132
Unrealized gain on securities                                                             453
Amortization of deferred compensation                                                                   445
Net loss                                                                                                                (22,811)
                                                      ------      --------             -----        -------            --------
BALANCES, December 31, 1995                           26,952        91,485               114           (791)            (49,627)
Issuance of common stock at $14.56
  per share for patent rights                            400         5,821
Sale of common stock at $13.38 per
  share for cash (net of issuance costs
  of $4,057)                                           4,600        57,468
Sale of common stock through employee
  stock purchase plan                                     20           226
Exercise of common stock options for cash                482         1,205
Unrealized loss on securities                                                            (37)
Amortization of deferred compensation                                                                   443
Net loss                                                                                                                (16,527)
                                                      ------      --------             -----        -------            --------
BALANCES, December 31, 1996                           32,454       156,205                 77           (348)           (66,154)
Warrants exercised, net                                  166            --
Sale of common stock through employee
  stock purchase plan                                     34           486
Exercise of common stock options for cash                851         4,254
Repurchase of common stock for cash                     (337)       (7,716)
Stock compensation costs                                               140                             348
Unrealized gain on securities                                                             21
Net income                                                                                                               36,617
                                                      ------        ------             -----        -------            --------
BALANCES, December 31, 1997                           33,168      $153,369             $  98          $  --            $(29,537)
                                                      ======      ========             =====        =======            ========


See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  IN THOUSANDS


                                                                            Year Ended December 31,
                                                                  -------------------------------------------
                                                                     1997             1996             1995
                                                                  ---------        ---------        ---------
Cash flows from operating activities:
  Net income (loss)                                               $  36,617        $ (16,527)       $ (22,811)
  Adjustments to reconcile net income (loss) to net cash
   provided by (used for) operating activities:
     Depreciation and amortization                                    2,138            1,238              708
     Stock compensation costs                                           488              443              445
     Issuance of common stock for patent rights                          --            5,821               --
  Changes in assets and liabilities:
   Accounts receivable                                              (11,791)              --               --
   Inventories                                                       (4,544)          (4,540)              --
   Prepaid expenses and other assets                                   (301)            (698)             (63)
   Accounts payable                                                   3,250            2,971             (298)
   Accrued and other liabilities                                     16,737              913              452
                                                                  ---------        ---------        ---------
       Net cash provided by (used for) operating activities          42,594          (10,379)         (21,567)
                                                                  ---------        ---------        ---------
Cash flows from investing activities:
  Property and equipment purchases                                  (32,268)          (3,682)          (3,148)
  Investment purchases                                             (323,609)        (177,074)        (146,338)
  Proceeds from sale and maturity of securities                     321,865          131,818          147,202
                                                                  ---------        ---------        ---------
       Net cash used for investing activities                       (34,012)         (48,938)          (2,284)
                                                                  ---------        ---------        ---------
Cash flows from financing activities:
  Sale of common stock                                                   --           57,468           22,483
  Exercise of common stock options                                    4,254            1,205              132
  Sale of common stock through employee stock purchase plan             486              226              172
  Repurchase of common stock                                         (7,716)              --               --
                                                                  ---------        ---------        ---------
       Net cash provided by (used for) financing activities          (2,976)          58,899           22,787
                                                                  ---------        ---------        ---------
Net increase (decrease) in cash                                       5,606             (418)          (1,064)
Cash:
  Beginning of year                                                     555              973            2,037
                                                                  ---------        ---------        ---------
  End of year                                                     $   6,161        $     555        $     973
                                                                  =========        =========        =========

Non-cash investing and financing activities:
  Unrealized gain (loss) on securities                            $      21        $     (37)       $     453

Supplemental cash flow disclosure:
  Income taxes paid                                               $   1,653        $      --        $      --


See notes to consolidated financial statements.

Note 1. Business and Significant Accounting Policies
Business -- VIVUS, Inc. was incorporated in California in 1991 to develop products for the treatment of erectile dysfunction. The Company was reincorporated in Delaware in 1996.

   The Company obtained clearance from the U.S. Food and Drug Administration ("FDA") to manufacture and market MUSE (alprostadil) in the United States in November 1996 and clearance to market MUSE (alprostadil) in the United Kingdom from the Medicines Control Agency ("MCA") in November 1997. The Company is currently seeking marketing clearance in other countries. The Company commenced product shipments to wholesalers in December 1996 and commercially introduced MUSE (alprostadil) in the United States through its direct sales force beginning in January 1997.

   The Company is subject to a number of risks including its ability to scale-up its manufacturing capabilities and secure an adequate supply of raw materials, its ability to successfully market, distribute and sell its products, its reliance on a single therapeutic approach for the treatment of erectile dysfunction, and intense competition. Accordingly, there can be no assurance of the Company's future success.

Revenue Recognition -- Product revenue is generally recognized upon shipment. While there were product shipments in December 1996, the Company did not recognize product revenue nor the associated cost of sales on these shipments until 1997 because of extended rights-of-return privileges which were granted to customers during this initial selling period.

   The Company primarily sells its products through the wholesale channel in the United States. Product shipments are generally to distribution centers throughout the U.S. for the larger wholesalers. During 1997, five of these wholesalers accounted for 24%, 18%, 14%, 13%, and 11% of total product revenue.

   The Company recognized revenue of $9 million and $20 million in the years ended December 31, 1997 and 1996 respectively as a result of achieving certain milestones related to its international marketing agreements. The amounts recognized are not refundable and do not involve any significant future performance obligations.

Principles of Consolidation -- The consolidated financial statements include VIVUS, Inc., VIVUS International Limited, a wholly-owned subsidiary, and VIVUS Ireland Limited, VIVUS UK Limited and VIVUS BV Limited, wholly-owned subsidiaries of VIVUS International Limited. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents -- The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Inventories -- Inventories are stated at the lower of cost (first-in, first-out basis) or market. Cost includes material and conversion costs. Pending FDA marketing clearance, which was obtained in November 1996, the Company expensed to research and development all raw material purchases prior to October 1, 1996. Certain of these expensed raw material costs benefited 1997 by reducing cost of sales by $4.7 million. The remaining balance of $5.4 million at December 31, 1997 will benefit future periods by reducing cost of sales.

Available-for-Sale Securities -- The Company accounts for available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities represent debt securities that are stated at fair value. The difference between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value, representing unrealized holding gains or losses, are recorded as a separate component of stockholders' equity until realized. The Company's policy is to record debt securities as available-for-sale because the sale of such securities may be required prior to maturity. Any gains and losses on the sale of debt securities are determined on a specific identification basis.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

Property -- Property and equipment are stated at cost. For financial reporting, depreciation and amortization are computed using the straight-line method over estimated useful lives of three to seven years.

Income Taxes -- The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for financial reporting of income taxes.

License Agreements -- The Company has obtained rights to patented technologies related to its initial product MUSE (alprostadil) under several licensing agreements. These agreements generally required milestone payments during the development period and royalties on product sales. Royalties on product sales are included in cost of goods sold in 1997. Milestone payments are included in research and development expense in 1997 and prior years.

Research and Development -- Research and development costs are expensed as incurred.

Net Income (Loss) Per Share -- The Company has adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share" which replaced Accounting Principles Board Opinion No. 15 ("APB 15"). SFAS 128 requires a dual presentation of basic and diluted earnings per share. Basic earnings per share is based on the weighted average number of common shares outstanding during the periods. Diluted earnings per share is based on the weighted average number of common and common equivalent shares, which represent shares that may be issued in the future upon the exercise of outstanding stock options and warrants. Diluted earnings per share is computed similarly to earnings per share previously reported pursuant to APB 15 and, for the Company, diluted earnings per share amounts are the same as amounts previously reported under APB 15. The computation of basic and diluted earnings per share for the years ended December 31, 1997, 1996 and 1995 is as follows:


(In thousands,
except per share data)              1997             1996              1995
                                  --------        ----------        ----------
Net income (loss)                 $ 36,617        $  (16,527)       $  (22,811)
                                  ========        ==========        ==========
Net income (loss) per
  share-- Basic                   $   1.11        $    (0.55)       $    (0.85)
Common equivalent shares:
  Options                            (0.07)               --                --
  Warrants                           (0.01)               --                --
                                  --------        ----------        ----------
Net income (loss) per
  share-- Diluted                 $   1.03        $    (0.55)       $    (0.85)
                                  ========        ==========        ==========
Shares used in the
  computation of net income
  (loss) per share-- Basic          32,996            29,833            26,914
Common equivalent shares:
  Options                            2,215                --                --
  Warrants                             348                --                --
                                  --------        ----------        ----------
Diluted shares                      35,559            29,833            26,914
                                  ========        ==========        ==========


Options to purchase 286,500 shares at prices ranging from $24.81 to $37.38 which were outstanding at December 31, 1997 are not included in the computation of diluted EPS for 1997 because the option prices were greater than the average market price of common shares.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements -- In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

display of comprehensive income and its components in general purpose financial statements. In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for business segments of a company and related disclosures. Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of these new pronouncements will not have a material effect on the financial statements.

Reclassifications -- Reclassifications have been made to the prior years' Consolidated Financial Statements to conform to the fiscal 1997 presentation.

Note 2. Available-for-Sale Securities The fair value and the amortized cost of available-for-sale securities at December 31, 1997 and 1996 are presented in the table that follows. Fair values are based on quoted market prices obtained from an independent broker. For each category of investment securities, the table presents gross unrealized holding gains and losses.

As of December 31, 1997:


                                              Fair       Unrealized    Unrealized
                              Amortized       Market       Holding      Holding
(In thousands)                  Cost          Value         Gains        Losses
                               -------       -------       -------       -------
U.S. government
  securities                   $36,255       $36,276       $   148       $  (127)
Corporate debt                  49,182        49,259            79            (2)
                               -------       -------       -------       -------
   Total                       $85,437       $85,535       $   227       $  (129)
                               =======       =======       =======       =======

As of December 31, 1996:


                                              Fair       Unrealized    Unrealized
                              Amortized       Market       Holding      Holding
(In thousands)                  Cost          Value         Gains        Losses
                               -------       -------       -------       -------
U.S. government
  securities                   $55,441       $55,488       $    84       $   (37)
Corporate debt                  28,252        28,282            32            (2)
                               -------       -------       -------       -------
   Total                       $83,693       $83,770       $   116       $   (39)
                               =======       =======       =======       =======


The contractual maturities of these securities as of December 31, 1997 are as follows:


                                                                       Fair
                                                   Amortized          Market
(In thousands)                                       Cost             Value
                                                    -------          -------
Less than 1 year                                    $52,961          $52,955
From 1 to 2 years                                    32,476           32,580
                                                    -------          -------
   Total                                            $85,437          $85,535
                                                    =======          =======

Note 3. Inventories
Inventories are recorded net of reserves of $5.4 million and $10.1 million as of December 31, 1997 and 1996, respectively, and consist of:


(In thousands)                                        1997            1996
                                                     ------          ------
Raw materials                                        $8,603          $1,893
Work in process                                         190             344
Finished goods                                          291           2,303
                                                     ------          ------
   Total                                             $9,084          $4,540
                                                     ======          ======


Note 4. Property
Property and equipment as of December 31 consists of:


(In thousands)                                       1997             1996
                                                   --------         --------
Machinery and equipment                            $ 10,247         $  4,763
Computers and software                                2,884            1,859
Furniture and fixtures                                  781              535
Construction in progress                             27,067            1,554
                                                   --------         --------
                                                     40,979            8,711
Accumulated depreciation and
  amortization                                       (4,517)          (2,379)
                                                   --------         --------
Property and equipment, net                        $ 36,462         $  6,332
                                                   ========         ========


Note 5. Accrued and Other Liabilities
Accrued and other liabilities as of December 31 consist of:


(In thousands)                                     1997              1996
                                                -------           -------
Settlement of lawsuit                           $ 5,050           $    --
Sales and marketing expenses                      4,913               711
Manufacturing expenses                            2,619             1,086
Employee compensation and benefits                2,308               392
Research and clinical expenses                    1,579               347
Income taxes                                      1,531                --
Other                                             2,164               892
                                                -------           -------
                                                $20,165           $ 3,428
                                                =======           =======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

Note 6. Stockholders' Equity
Common Stock -- The Company's Board of Directors approved a stock repurchase program in May 1997 whereby the Company could purchase up to two million shares of its common stock. As of December 31, 1997, the Company had repurchased 336,700 shares at a cost of $7,716,000. During January and February 1998, the Company repurchased 1,663,300 additional shares of its common stock at a cost of $23,583,990.
   In June 1997, the Company effected a two-for-one common stock split. All common stock data in the accompanying consolidated financial statements for all years presented have been adjusted to reflect this stock split.

Preferred Stock-- The Company is authorized to issue 5,000,000 shares of undesignated preferred stock. Such shares of preferred stock may be issued by the Company in the future, without stockholder approval, upon such terms as the Company's Board of Directors may determine.

Stock Warrants -- In connection with the issuance of convertible preferred stock in 1993, the Company issued warrants exercisable for up to 528,600 shares of common stock at an exercise price of $4.31 per share. In June 1997, 203,590 warrants were exercised and the Company issued 165,928 net shares based on the market price on June 23, 1997. The remaining 325,010 warrants outstanding as of December 31, 1997 expire in 1999.

Note 7. Stock Option and Purchase Plans
Stock Option Plans -- Under the 1991 Incentive Stock Plan (the Plan), the Company may grant incentive or non-statutory stock options or stock purchase rights (SPRs). Up to 7,800,000 shares of common stock have been authorized for issuance under the Plan. The Plan allows the Company to grant incentive stock options (ISOs) and nonstatutory stock options (NSOs) to employees, directors and consultants at not less than the fair market value (for an ISO) of the stock at the date of grant (110% of fair market value for individuals who control more than 10% of the Company stock; otherwise, not less than 85% of fair market value for an NSO), as determined by the Board of Directors. Under the Plan, 25% of the options generally become exercisable after one year and 2.0833% per month thereafter. The term of the option is determined by the Board of Directors on the date of grant but shall not be longer than ten years. The Plan allows the Company to grant SPRs to key employees and consultants at not less than 85% of the fair market value of the stock at the date of grant, as determined by the Board of Directors. Sales of stock under SPRs are made pursuant to restricted stock purchase agreements containing provisions established by the Board of Directors. The Company has a right to repurchase the shares at the original sale price, which expires at a rate to be determined by the Board of Directors. As of December 31, 1997, no SPRs have been granted under the Plan.
   Under the 1994 Director Stock Option Plan (the Director Option Plan), the Company reserved 400,000 shares of common stock for issuance to nonemployee directors of the Company pursuant to NSOs issued at the fair market value of the Company's common stock at the date of grant. Under the Director Option Plan, non-employee directors will receive an option to purchase 32,000 shares of common stock when they join the Board of Directors. These options vest 25% after one year and 25% annually thereafter. Thereafter, each director shall receive an option to purchase 8,000 shares of the Company's common stock annually upon their reelection. These options are fully exercisable ratably over eight months.
   Details of option activity under these plans are as follows:


                                                                Weighted
                                                                Average
                                              Number            Exercise
                                            of Shares            Price
                                            ---------            ------
Outstanding, December 31, 1994              2,184,768            $ 2.90
Granted                                     1,254,050              8.12
Exercised                                    (132,770)             1.00
Canceled                                      (41,416)             6.72
                                            ---------
Outstanding, December 31, 1995              3,264,632              4.93
Granted                                     1,444,746             16.40
Exercised                                    (485,796)             2.48
Canceled                                      (25,732)            10.24
                                            ---------
Outstanding, December 31, 1996              4,197,850              9.13
Granted                                     1,289,722             22.32
Exercised                                    (850,550)             5.00
Canceled                                     (115,827)            12.90
                                            ---------
Outstanding, December 31, 1997              4,521,195            $13.57
                                            =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995


                        Options Outstanding                                              Options Exercisable
-----------------------------------------------------------------------------         ---------------------------
                        Number                                                          Number
                     Outstanding    Weighted-Average              Weighted-           Exercisable   Weighted-
Range of             December 31,     Remaining                   Average             December 31,   Average
Exercise Prices          1997      Contractual Life            Exercise Price            1997      Exercise Price
---------------       ---------    ----------------            --------------         -----------  --------------
$  0.09-$ 6.56          938,900      6.21 years                    $ 3.33               817,005      $  2.96
$  6.63-$11.88          996,850      7.23 years                      8.28               596,271         7.91
$ 13.50-$16.75        1,118,058      7.04 years                     15.98               380,638        15.77
$ 16.88-$21.63        1,126,887      9.06 years                     20.56                66,196        18.61
$ 21.94-$37.38          340,500      8.65 years                     26.29                10,000        28.81
                      ---------                                                       ---------
$  0.09-$37.38        4,521,195      7.53 years                    $13.57             1,870,110      $  7.83
                      =========                                                       =========


At December 31, 1997, 2,100,323 options remain authorized and unissued under these plans.
   The Company accounts for these plans as prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recognized only if options are granted to someone who is not an employee or director of the Company or if options are granted at a discounted exercise price. Except for compensation discussed in the following paragraph, no compensation cost has been recognized because the exercise price equals the market value of stock on the date of grant.
   During 1997, options to purchase 100,000 shares of common stock were granted to research consultants at the fair market value on the date of grant. Compensation costs using the Black-Scholes option pricing model are estimated to be approximately $1.1 million over the option's vesting period of which $140,000 was recorded as expense for the year ended December 31, 1997.
   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: risk-free rates ranging from 5-7% and corresponding to government securities with original maturities similar to the vesting periods; expected dividend yield of 0%; expected lives of .64 years beyond vest dates; and expected volatility of 55% in all years. The weighted average of fair values of options granted during 1997, 1996 and 1995 respectively, were $9.32, $6.76 and $3.42.

   Under FASB Statement No. 123 (FASB 123), "Accounting for Stock-based Compensation," the estimated fair value of options is amortized to expense over the options' vesting period. In accordance with the disclosure requirements of FASB 123, if the Company had elected to recognize this expense, income (loss) and income (loss) per share would have been reduced to the following pro forma amounts:


(In thousands,
except per share data)               1997             1996              1995
                                  ----------       ----------        ----------
Pro forma net income (loss)       $   31,958       $  (20,039)       $  (23,941)
Pro forma net income
  (loss) per share:
   Basic                          $     0.97       $    (0.67)       $    (0.89)
   Diluted                        $     0.90       $    (0.67)       $    (0.89)


Because the FASB 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma amounts may not be representative of that to be expected in future years.

Stock Purchase Plan -- In June 1994, the Company implemented an employee stock purchase plan under which eligible employees may authorize payroll deductions of up to 10% of their base compensation (as defined) to purchase common stock at a price equal to 85% of the lower of the fair market value as of the beginning or the end of the offering period. A total of 400,000 shares were reserved for issuance under the employee stock purchase plan. As of December 31,

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

1997, 94,896 shares have been issued to employees. During 1997, the weighted average fair market value of shares issued under the employee stock purchase plan was $23.45 per share.

Note 8. License Agreements
The Company has entered into several agreements to license patented technologies that are essential to the development and production of the Company's product. In connection with these agreements, upon meeting certain milestones (as defined) and contingent on the issuance of patents in certain countries, the Company is obligated to (1) pay license fees of $2,575,000 (of which $2,175,000 was paid prior to December 31, 1997 and $400,000 was paid in January 1998); (2) issue 896,492 shares of the Company's common stock (all of which has been issued); and (3) pay royalties on product sales covered by the license agreements (4% of U.S. and Canadian product sales and 3% of sales elsewhere in the world). In 1996, the Company issued an additional 400,000 shares of common stock to maintain exclusive rights to certain patents and patent applications beyond 1998. In connection with this issuance, the Company recorded a charge of $5,821,000 to the consolidated statements of operations. In 1997, the Company recorded royalty expense as cost of goods sold based on product sales.

Note 9. Lease Commitments
The Company leases its principal administrative and research and development laboratory facility under a fifteen year non-cancelable operating lease expiring in 2012. Under the terms of this lease, the Company has posted a $1.75 million letter of credit to secure ongoing performance under the lease. The Company also leases its manufacturing facilities under a five year non-cancelable operating lease expiring in 2002. The Company has the option to extend this lease for two renewal terms of five years each.

   Future minimum lease payments under operating leases are as follows:

(In thousands)
1998                                             $ 1,749
1999                                               1,778
2000                                               1,811
2001                                               1,846
2002                                               1,282
Thereafter                                        14,467
                                                 -------
                                                 $22,933
                                                 =======


Rent expense under operating leases totaled $1,302,000, $560,000, and $342,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

Note 10. Income Taxes
The provision for income taxes consisted of the following components as of December 31, 1997:


(In thousands)                                       1997
                                                    ------
Current
  Federal                                           $2,170
  State                                              1,332
                                                    ------
   Total current                                     3,502
Deferred (prepaid)
  Federal                                             (318)
  State                                                 --
   Total deferred (prepaid), net                      (318)
                                                    ------
   Total provision for income taxes                 $3,184
                                                    ======

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rates as follows:


                                                         1997
                                                         ----
Provision computed at federal statutory rates            35%
State income taxes, net of federal tax effect              6
Net operating losses utilized                            (20)
Tax credits utilized                                     (10)
Income not subject to federal and state taxation          (4)
Other                                                      1
                                                         ----
   Provision for income taxes                              8%
                                                         ====


Deferred income taxes result from differences in the recognition of expenses for tax and financial reporting purposes, as well as operating loss and tax credit carry-forwards. Significant components of the Company's deferred tax assets as of December 31, are as follows:


(In thousands)                             1997            1996
                                         --------        --------
Deferred tax assets:
  Net operating loss carryforwards       $     --        $  7,870
  Research and development credit
   carryforwards                               --           2,715
  Capitalized research and
   development expenses                     1,947           3,695
  Inventory reserve                         3,022           4,237
  Accruals and other                          648             709
  Deferred gain                              (859)         (1,760)
  Depreciation                              1,260             487
                                         --------        --------
                                            6,018          17,953
Valuation allowance                        (6,018)        (17,953)
                                         --------        --------
   Total                                 $     --        $     --
                                         ========        ========


Note 11. Legal Matters
In December 1997, the Company reached a settlement agreement with a former consultant of the Company whereby the former consultant dismissed his claims against the Company and certain of its officers and directors. The Company agreed to pay the former consultant $5.1 million. The Company recorded the settlement in 1997 and paid the $5.1 million on January 5, 1998 in accordance with the agreement.
   In February 1998, the Company and certain of its officers and directors were named in class action lawsuits filed in California state court alleging violations of state securities laws. On March 20, 1998, the Company learned that a federal class action had been filed against the Company and certain current and former officers and directors. The lawsuits involve events which allegedly took place between May 15, 1997 and December 9, 1997. The Company believes that the allegations are without merit and intends to vigorously defend these cases. The Company does not believe that resolution of these claims will have an adverse material impact on the operations or financial position of the Company.
   In the normal course of business, the Company receives and makes inquiries regarding patent infringement and other legal matters. The Company believes that it has meritorious claims and defenses and intends to pursue any such matters vigorously. The Company is not aware of any asserted or unasserted claims against it, excluding the settlement above, where the resolution would have an adverse material impact on the operations or financial position of the Company.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of VIVUS, INC.:

We have audited the accompanying consolidated balance sheets of VIVUS, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VIVUS, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/  ARTHUR ANDERSEN LLP

San Jose, California
March 20, 1998